
April 10, 2026

Matthew D. Gili
President and Chief Executive Officer
Ur-Energy Inc.
1478 Willer Drive
Casper, Wyoming 82604

> **Re: Ur-Energy Inc.**
> **Registration Statement on Form S-3**
> **Filed April 6, 2026**
> **File No. 333-294902**

Dear Matthew D. Gili:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg at 202-551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brian Boonstra, Esq., of Davis Graham & Stubbs LLP